Exhibit 4.11

SEVENTH SUPPLEMENTAL INDENTURE

SEVENTH SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of December 14, 2022, among Greenfire Resources Inc. (formerly GAC HoldCo Inc.), an Alberta corporation (the “Company”), Greenfire Resources Operating Corporation (“GROC”), Greenfire Resources Employment Corporation (formerly 2373525 Alberta Ltd.) (“Serviceco”), Hangingstone Expansion (GP) Inc. (“Hangingstone Expansion”), Hangingstone Expansion Limited Partnership (“Hangingstone Expansion LP”), Hangingstone Demo (GP) Inc. (“Hangingstone Demo”), Hangingstone Demo Limited Partnership (“Hangingstone Demo LP”, and together with GROC, Serviceco, Hangingstone Expansion, Hangingstone Expansion LP and Hangingstone Demo, collectively the “Guarantors” and each a “Guarantor”), each a direct or indirect subsidiary of the Company, The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), and BNY Trust Company of Canada, as Canadian co-trustee (in such capacity, the “Co-Trustee”) and BNY Trust Company of Canada, as Notes collateral agent (in such capacity, the “Notes Collateral Agent”).

W I T N E S E T H

WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee, the Co-Trustee and the Notes Collateral Agent, an indenture (the “Indenture”), dated as of August 12, 2021, as supplemented by the first supplemental indenture thereto, dated as of September 16, 2021, among the Company, HE Acquisition Corporation, GROC, the Trustee, the Co-Trustee and the Notes Collateral Agent, the second supplemental indenture thereto, dated as of September 29, 2021, among the Company, Serviceco, Hangingstone Expansion, Hangingstone Expansion LP, Hangingstone Demo, Hangingstone Demo LP, the Trustee, the Co-Trustee and the Notes Collateral Agent, the third supplemental indenture thereto, dated as of March 15, 2022, among the Company, the Guarantors, the Trustee, the Co- Trustee and the Notes Collateral Agent, the fourth supplemental indenture thereto, dated as of June 30, 2022, among the Company, the Guarantors, the Trustee, the Co-Trustee and the Notes Collateral Agent (the “Fourth Supplemental Indenture), the fifth supplemental indenture thereto, dated as of July 29, 2022, among the Company, the Guarantors, the Trustee, the Co-Trustee and the Notes Collateral Agent, and, as most recently supplemented by that certain sixth supplemental indenture dated as of August 31, 2022, among the Company, the Guarantors, the Trustee, the Co-Trustee and the Notes Collateral Agent (the “Sixth Supplemental Indenture”), providing for the issuance of 12.000% Senior Secured Notes due 2025 (the “Notes”);

WHEREAS, Section 9.02(a) of the Indenture provides that, the Indenture, the Notes, the Collateral Documents or the Note Guarantees may be amended or supplemented with the consent of Holders of more than 50% of the aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class;

WHEREAS, the Company has furnished the Trustee with (i) an Opinion of Counsel pursuant to Sections 7.02(c) and 9.05 of the Indenture; and (ii) an Officers’ Certificate pursuant to Sections 7.02(c) and 9.05 of the Indenture and (iii) evidence of the consent of Holders of more than 50% of the aggregate principal amount of the outstanding Notes;

WHEREAS, pursuant to Sections 9.02 and 9.05 of the Indenture, the Trustee, the Co-Trustee and the Notes Collateral Agent are authorized to execute and deliver this Supplemental Indenture;

WHEREAS, pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of the date hereof, by and among Company, M3-Brigade Acquisition III Corp. (“MBSC”), Greenfire Resources Ltd., an Alberta Corporation (“PubCo”), DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“Merger Sub”), and 2476276 Alberta ULC, an Alberta unlimited liability corporation (“Canadian Merger Sub”), the Company intends to consummate a business combination transaction with PubCo, MBSC, Merger Sub and Canadian Merger Sub that will result in the Company and MBSC becoming direct, wholly-owned subsidiaries of PubCo (such transaction, the “Business Combination” and, together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined in the Business Combination Agreement), as each may be amended or supplemented from time to time, including the arrangement to be effected pursuant to the Plan of Arrangement (as defined in the Business Combination Agreement), and any other business combination, acquisition, merger, arrangement, amalgamation, consolidation, share exchange or other similar transaction involving the Company and PubCo or MBSC, the “Transactions”), on the Closing Date (as defined in the Business Combination Agreement) (such date on which the Transactions are actually consummated, the “Effective Date”); and

WHEREAS, following the Effective Date, the Company will remain subject to the Indenture, as amended hereby.

NOW, THEREFORE, upon the Effective Date, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors, the Trustee, the Co-Trustee and the Notes Collateral Agent mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AMENDMENTS TO THE INDENTURE.

2.1. Pursuant to Section 9.02 of the Indenture, the Indenture is amended as follows:

(a)	Section 1.01 (Definitions) of the Indenture is amended to add the following definitions in alphabetical order:

“Available Cumulative Credit” shall mean, at any date of determination, an aggregate amount not less than zero determined on a cumulative basis equal to, without duplication:

(a)	C$43,746,250; plus

(b)	25% of Excess Cash Flow for each Excess Cash Flow Period beginning with the first Excess Cash Flow period following September 30, 2022; plus

(c)	without duplication for any such amounts otherwise already included in the calculation of Excess Cash Flow, 100% of the aggregate amount of cash and Cash Equivalents that is unrestricted that is released to the Company from the Reserve Account and L/C Facilities, if any; minus

(d)	without duplication for any such amounts otherwise already excluded from the calculation of Excess Cash Flow, 100% of the aggregate amount of cash and Cash Equivalents deposited in the Reserve Account or paid in respect of L/C Facilities, if any; minus

(e)	100% of the aggregate amount of all Restricted Payments and Permitted Investments made by the Company, from the Issue Date to the applicable date of determination.

“Business Combination” shall mean the transactions contemplated by (i) the Business Combination Agreement and (ii) the Ancillary Documents (as defined in the Business Combination Agreement), as each may be amended or supplemented from time to time, including the Plan of Arrangement (as defined in the Business Combination Agreement).

“Business Combination Agreement” shall mean that certain Business Combination Agreement, dated as of the date hereof, by and among the Company, MBSC, PubCo and DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo.

“Excess Cash Flow Period” means each six-month period provided for pursuant to Section 4.19(a).

“MSBC” shall mean M3-Brigade Acquisition III Corp.

“PubCo” shall mean Greenfire Resources Ltd., an Alberta Corporation.

“PubCo Convertible Notes” shall mean convertible notes of PubCo with an aggregate principal amount not to exceed US$50.0 million issued on or prior to the completion of the Business Combination and in connection with the Business Combination.

“Transactions” shall mean (i) the Business Combination and (ii) any other business combination, acquisition, merger, arrangement, amalgamation, consolidation, share exchange or other similar transaction involving the Company and PubCo or MBSC.”

(b)	Section 1.01 (Definitions) of the Indenture is amended to replace the definition of “Excess Cash Flow” in its entirety with the following:

“Excess Cash Flow” means, with respect to any Person for any period, (i) net change in cash for such Person for such period minus (ii) net cash (used in) provided by financing activities for such Person for such period (other than (1) any amounts used to reduce the principal amount of the Notes or any Indebtedness that is subordinated to the Notes or any Note Guarantee or (2) the payment of dividends or other distributions to PubCo to fund payments of principal, premium, if any, or accrued or unpaid interest on, or mandatory or voluntary repurchases, conversions or redemptions of, or any other amounts which may be paid pursuant to or as permitted by, the PubCo Convertible Notes pursuant to the terms of such PubCo Convertible Notes as in effect on the date of their issuance) (provided, that for any amounts used to reduce the principal amount of Indebtedness (1) such Indebtedness has been incurred in accordance with this Indenture and (2) to the extent such Indebtedness is revolving in nature, such payment shall have been accompanied by a concurrent corresponding permanent reduction in the revolving commitment relating thereto), in each case, as such amounts would be shown on a consolidated statement of cash flows prepared in accordance with IFRS; provided that, notwithstanding anything to contrary, any amounts payable into the Reserve Account shall be excluded from the definition of “Excess Cash Flow”.

(c)	Section 1.01 (Definitions) of the Indenture is amended to replace clause (3) of the definition of “Permitted Investments” in its entirety with the following:

“(3) Any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)  such Person becomes a Restricted Subsidiary of the Company and a Guarantor (including in connection with the Acquisition); or

(b)  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

provided that (A) no Default or Event of Default has occurred and is continuing or would occur as a result of such Investment and (B) the Company will have no less than US$25.0 million of unrestricted cash on hand (determined on a pro forma basis taking into account any payments contemplated to be made pursuant to this clause (3)) and (C) such Investments pursuant to this clause (3) do not exceed the then-applicable Available Cumulative Credit; provided further that prior to any such Investment, the Company has first, in respect of the immediately preceding Excess Cash Flow Period and following the conclusion thereof, either (x) redeemed the maximum amount of Notes that can be redeemed with 75% of its Excess Cash Flow for such Excess Cash Flow Period at a redemption price equal to 106% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, in accordance with the procedures set forth in this Indenture or (y) irrevocably deposited or caused to be deposited with the Trustee 75% of its Excess Cash Flow for such Excess Cash Flow Period as trust funds for the purpose of redeeming the maximum amount of Notes that can be redeemed with such funds at a redemption price equal to 106% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption in accordance with the procedures set forth in this Indenture, it being understood and agreed that (i) such amounts deposited in trust with the Trustee shall be pledged as security for, and dedicated solely to, the benefit of the Holders of the Notes, (ii) the Company shall provide the Trustee a certificate certifying that the amounts on deposit will be sufficient for such Redemption including an annex setting forth in reasonable detail its calculations for Available Cumulative Credit and sufficiency of funds for the Redemption and (iii) the Trustee shall have been irrevocably instructed to apply such amounts so deposited to said redemption with respect to the Notes;”

(d)	Section 1.01 (Definitions) of the Indenture is amended to delete the definition of “Oil and Gas Investments” in its entirety.

(e)	Section 1.01 (Definitions) of the Indenture is amended to replace clause (13) of the definition of “Permitted Investments” in their entirety with the following:

“[reserved]”

(f)	Section 4.07 (Restricted Payments) of the Indenture is amended by replacing clause (a) thereof in its entirety with the following:

“(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any consolidation, arrangement, merger or amalgamation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any consolidation, arrangement, merger or amalgamation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Restricted Subsidiary that is unsecured Indebtedness for money borrowed, Indebtedness secured on a junior lien basis to the Notes or contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a purchase, repurchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in these clauses (1) through (4) of Section 4.07(a) being collectively referred to as “Restricted Payments”).”

(g)	Section 4.07 (Restricted Payments) of the Indenture is amended to delete and restate clause (7) of subparagraph (b) as follows:

“[reserved]”

(h)	Section 4.07 (Restricted Payments) of the Indenture is amended to delete the period at the conclusion of clause (10) of subparagraph (b) thereof and replace it with “;”.

(i)	Section 4.07 (Restricted Payments) of the Indenture is amended to add a new clause (11) to subparagraph (b) as follows:

“(11) to the extent required in order to consummate the Transactions, Restricted Payments in an aggregate amount of not more than US$75.0 million may be distributed (directly or indirectly) by the Company under the Plan of Arrangement (as defined in the Business Combination Agreement); provided that any Restricted Payments made pursuant to this clause (11) shall reduce Restricted Payments otherwise available pursuant to clause (2) on a dollar for dollar basis to the extent such distributions are funded by a contribution to the Company or a Restricted Subsidiary;”

(j)	Section 4.07 (Restricted Payments) of the Indenture is amended to add a new clause (12) to subparagraph (b) as follows:

“(12) so long as (A) no Default or Event of Default has occurred and is continuing or would occur as a result of such Restricted Payments and (B) the Company will have no less than US$25.0 million of unrestricted cash on hand (determined on a pro forma basis taking into account any payments contemplated to be made pursuant to this clause (12)), Restricted Payments in an amount not to exceed the then-applicable Available Cumulative Credit, provided further that the Company has first, in respect of the immediately preceding Excess Cash Flow Period and following the conclusion thereof, either (x) redeemed the maximum amount of Notes that can be redeemed with 75% of its Excess Cash Flow for such Excess Cash Flow Period at a redemption price equal to 106% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, in accordance with the procedures set forth in this Indenture or (y) irrevocably deposited or caused to be deposited with the Trustee 75% of its Excess Cash Flow for such Excess Cash Flow Period as trust funds for the purpose of redeeming the maximum amount of Notes that can be redeemed with such funds at a redemption price equal to 106% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption in accordance with the procedures set forth in this Indenture, it being understood and agreed that (i) such amounts deposited in trust with the Trustee shall be pledged as security for, and dedicated solely to, the benefit of the Holders of the Notes, (ii) the Company shall provide the Trustee a certificate certifying that the amounts on deposit will be sufficient for such Redemption including an annex setting forth in reasonable detail its calculations for Available Cumulative Credit and sufficiency of funds for the Redemption and (iii) the Trustee shall have been irrevocably instructed to apply such amounts so deposited to said redemption with respect to the Notes;”

(k)	Section 4.07 (Restricted Payments) of the Indenture is amended to add clause (13) to subparagraph (b) as follows:

“(13) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends or other distributions to PubCo to fund (i) the payment of principal, premium, if any, or accrued or unpaid interest on the PubCo Convertible Notes, (ii) the mandatory or voluntary repurchase, conversion or redemption of the PubCo Convertible Notes, and (iii) any other amounts which may be due pursuant to or permitted by the terms of the PubCo Convertible Notes as in effect on the date of their issuance;”

(l)	4.07 (Restricted Payments) of the Indenture is amended to add clause (14) to subparagraph (b) as follows:

“(14) the payment of (1) transaction expenses in connection with the Transactions and (2) payment of any amounts due to dissenting shareholders in connection with the Transactions; provided that any Restricted Payments made pursuant to this clause (14) shall reduce Restricted Payments otherwise available pursuant to clauses (2) and (11) on a dollar for dollar basis to the extent such payments could be classified under clause (2) or (11), as applicable; and”

(m)	4.07 (Restricted Payments) of the Indenture is amended to add clause (15) to subparagraph (b) as follows:

“(15) the declaration and payment of dividends or distributions by the Company to, or the making of loans to, any direct or indirect parent company of the Company or any other Restricted Payment in amounts required for any direct or indirect parent company of the Company to pay, in each case without duplication:

(A)	franchise, excise and similar taxes, and other fees and expenses, required to maintain its corporate or other legal existence;

(B)	salary, bonus, severance, indemnity and other benefits payable to future, present or former employees, directors, officers, managers, members, partners, independent contractors or consultants of any direct or indirect parent company of the Company to the extent such salaries, bonuses, severance, indemnity and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(C)	general organizational, operating, administrative, compliance, overhead, insurance and other costs and expenses (including, without limitation, expenses related to auditing or other accounting or tax reporting matters), any costs, expenses and liabilities incurred in connection with any litigation or arbitration attributable to the ownership or operations of the Company or its Restricted Subsidiaries;

(D)	fees and expenses related to any equity or debt offering, financing transaction, acquisition, divestiture, investment or other non- ordinary course transaction (whether or not successful) of such parent entity; provided that any such transaction was in the good faith judgment of the Company intended to be for the benefit of the Company and its Restricted Subsidiaries; and

(E)	cash payments in lieu of issuing fractional shares or interests in connection with the exercise of warrants, options, other equity- based awards or other securities convertible into or exchangeable for Equity Interests of the Company or any direct or indirect parent company of the Company and any dividend, split or combination thereof or any transaction permitted under this Indenture, in each case without duplication with clause (13) above.”

(n)	The text of Section 4.08 (Incurrence of Indebtedness and Issuance of Preferred Stock) of the Indenture is amended to replace clause (2) to subparagraph (b) as follows:

“(2) the incurrence by the Company and the Guarantors of Indebtedness represented by Initial Notes (other than any Additional Notes) and related Note Guarantees;

(o)	Clause (14) of subparagraph (b) of Section 4.08 (Incurrence of Indebtedness and Issuance of Preferred Stock) of the Indenture is amended and restated to read as follows:

“(14) Indebtedness arising pursuant to an L/C Facility not to exceed, at any time outstanding, US$70.0 million;”

(p)	Section 4.08 (Incurrence of Indebtedness and Issuance of Preferred Stock) of the Indenture is amended to delete the period at the conclusion of clause (15) of subparagraph (b) thereof and replace it with “;”.

(q)	Section 4.08 (Incurrence of Indebtedness and Issuance of Preferred Stock) of the Indenture is amended to add clause (16) to subparagraph (b) as follows:

“(16) Indebtedness arising pursuant to a loan from PubCo in the amount of C$91,400,00 to facilitate the Transactions; and”

(r)	Section 4.08 (Incurrence of Indebtedness and Issuance of Preferred Stock) of the Indenture is amended to add clause (17) to subparagraph (b) as follows:

“(17) the issuance by PubCo of the PubCo Convertible Notes or the guarantee by the Company or any Restricted Subsidiary of the PubCo Convertible Notes.”

(s)	Section 4.08 (Incurrence of Indebtedness and Issuance of Preferred Stock)) of the Indenture is amended to delete the reference to (15) in the third line of subparagraph (d) thereof and replace it with “(17)”.

(t)	The text of Section 4.11(b)(1) (Transactions with Affiliates) of the Indenture is amended and restated to read as follows:

“(1) any employment agreement, severance agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and payments pursuant thereto, including with respect to the Transactions;”

(u)	The text of Section 4.11(b)(4) (Transactions with Affiliates) of the Indenture is amended and restated to read as follows:

“(4) payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries, including with respect to the Transactions;”

(v)	Section 4.11(b) (Transactions with Affiliates) of the Indenture is amended to delete the “and” at the conclusion of clause (9) thereof, delete the period at the conclusion of clause (10) thereof and replace it with “; and” and add clause (11) as follows:

“(11) the Transactions and the payment of all fees and expenses related to the Transactions.”

(w)	The text of Section 4.15(d) (Reports) of the Indenture is amended and restated to read as follows:

“(d) Furthermore, the Company agrees that, for so long as any Notes remain outstanding and are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and if the Company is not exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act nor subject to Section 13 or 15(d) of the Exchange Act, it will furnish to the holders of the Notes or beneficial owners of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act”

(x)	The text of Section 4.25 (Initial Hedge) of the Indenture, as amended by the Sixth Supplemental Indenture, is amended by adding at the end of the first paragraph:

“, and provided further that the percentage of reasonably expected output of production of Hydrocarbons of the Company and its Restricted Subsidiaries from their PDP reserves shall be further reduced to 25% at such time as the Company has redeemed or repurchased (and cancelled) at least US$156,250,000 in principal amount of the Initial Notes.”

(y)	The text of Section 4.25 (Initial Hedge) of the Indenture, as amended by the Sixth Supplemental Indenture, is further amended by adding a second paragraph as follows:

“After the Initial Hedge, in the event the price for prompt West Texas Intermediate is equal to or less than US$50/bbl for a period of at least three consecutive Business Days, the minimum hedging required pursuant to this Section 4.25 shall be suspended (“MHR Suspension Period”). During the MHR Suspension Period the Company and its Restricted Subsidiaries shall not monetize any existing Hedging Obligations. The MHR Suspension Period shall terminate upon West Texas Intermediate exceeding US$50/Bbl for a period of at least three consecutive Business Days, and promptly, and in any event within 15 days of the termination of such MHR Suspension Period, the Company shall be required comply with the minimum hedging required pursuant to this Section 4.25. For certainty, the Hedging Obligations referred to in this Section 4.25 may include West Texas Intermediate and/or Western Canadian Select contracts.”

(z)	The text of Section 4.26 (Capital Expenditure) of the Indenture is amended and restated to read as follows:

“The Company shall ensure that, at any time from the Acquisition Closing Date, the aggregate capital expenditure of the Company and its Restricted Subsidiaries on a consolidated basis included in the Company’s cash flow statement shall not exceed US$100.0 million in any twelve-month period. The foregoing notwithstanding, the covenant in this Section 4.26 shall terminate and be of no further effect at such time as the Company has redeemed or repurchased (and cancelled) at least US$156,250,000 in principal amount of the Initial Notes.”

(aa)	The text of Section 5.01(c) (Merger, Amalgamation, Consolidation or Sale of Assets) of the Indenture is deleted and restated to read as follows:

“[Reserved.]”

(bb)	The US$10.0 million amount in each of Sections 6.01(5), 6.01(6) and 6.01(7) (Events of Default) of the Indenture is amended and replaced with “US$25.0 million”.

(cc)	4.07 (Restricted Payments) of the Indenture is amended to add clause (16) to subparagraph (b) as follows:

“(16) Restricted Payments in an aggregate amount of not more than US$5.0 million may be loaned, distributed or otherwise made (directly or indirectly) by the Company in order to repurchase public warrants as permitted under the Business Combination Agreement.”

2.2. Any defined terms used exclusively in the provisions of the Indenture that are deleted pursuant to Section 2.1 of this Supplemental Indenture, and any defined terms used exclusively within such defined terms, are hereby deleted in their entirety from the Indenture, and all reference in the Indenture to any sections or clauses set forth above in Section 2.1 of this Supplemental Indenture, any and all obligations thereunder and any event of default related solely to such sections and clauses, are hereby deleted throughout the Indenture.

3. WAIVER. As set forth in their direction letters to the Trustee, a majority of the Holders of Notes waives (a) any Change of Control or Default or Event of Default in connection with the Transactions and, as permitted by Section 9.02(a)(7) of the Indenture, a majority of the Holders of Notes further waive any right to require the Company to repurchase all or any part of their Notes pursuant to a Change of Control Offer under Section 4.16 of the Indenture that might have otherwise been required and (b) any requirement that PubCo, DE Greenfire Merger Sub Inc., a Delaware corporation, or 2476276 Alberta ULC, an Alberta unlimited liability corporation (collectively, the “Business Combination Subsidiaries”), become Guarantors, provided that they do not engage in any transactions other than those contemplated as part of the Business Combination, and, to the extent necessary to effectuate the Business Combination, any investment in each of the Business Combination Subsidiaries shall be deemed to be a Permitted Investment notwithstanding clause (1) of the definition of “Permitted Investment” insofar as none of the Business Combination Subsidiaries engage in any transactions other than those contemplated as part of the Business Combination.

4. NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waived and released all such liability. The waiver and release were part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

5. NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

6. COUNTERPARTS. The parties may manually or electronically sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. THE TRUSTEE. Upon delivery of written notification from the Company that the Effective Date has occurred, the Trustee accepts the amendments of the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby amended. Without limiting the generality of the foregoing, none of the Trustee, the Co-Trustee or the Notes Collateral Agent shall be responsible in any manner whatsoever for and makes no representation or warranty as to the validity, execution or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guarantors and the Company.

9. CERTAIN MATTERS EFFECTING THE TRUSTEE. The Company hereby represents and warrants that the custodial statements, prime broker statements and/or proof of holdings certifications provided as evidence of holdings of the outstanding Notes for purposes of consenting to this Supplemental Indenture is/are true and correct and that the Trustee shall have no liability in relying upon the information contained therein and that in doing so the Trustee shall be entitled to all rights, protections and indemnities as are set forth in the Indenture.

10. ADOPTION, RATIFICATION AND CONFIRMATION. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby. To the extent of any inconsistency between the terms of the Indenture and this Supplemental Indenture, the terms of this Supplemental Indenture will control.

[Signatures pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

GREENFIRE RESOURCES INC.

By:	/s/ David Phung
	Name:	David Phung
	Title:	Chief Financial Officer

GREENFIRE RESOURCES OPERATING CORPORATION

By:	/s/ David Phung
	Name:	David Phung
	Title:	Chief Financial Officer

GREENFIRE RESOURCES EMPLOYMENT CORPORATION

By:	/s/ David Phung
	Name:	David Phung
Title: Chief Financial Officer

HANGINGSTONE EXPANSION (GP) INC.

By:	/s/ David Phung
	Name:	David Phung
	Title:	Chief Financial Officer

HANGINGSTONE EXPANSION LIMITED
PARTNERSHIP, by its General Partner, HANGINGSTONE EXPANSION (GP) INC.

By:	/s/ David Phung
	Name:	David Phung
	Title:	Chief Financial Officer

HANGINGSTONE DEMO (GP) INC.

By:	/s/ David Phung
	Name:	David Phung
	Title:	Chief Financial Officer

HANGINGSTONE DEMO LIMITED
PARTNERSHIP, by its General Partner, HANGINGSTONE DEMO (GP) INC.

By:	/s/ David Phung
	Name:	David Phung
	Title:	Chief Financial Officer

[Signature page to Seventh Supplemental Indenture]

THE BANK OF NEW YORK MELLON
as Trustee

By:	/s/ Francine Kincaid
Name:	Francine Kincaid
Title:	Vice President

[Signature page to Seventh Supplemental Indenture]

BNY TRUST COMPANY OF CANADA
as Canadian Co-Trustee and Notes Collateral Agent

By:	/s/ Bhawna Dhayal
Name:	Bhawna Dhayal
Title:	Vice-President

[Signature page to Seventh Supplemental Indenture]